UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Home Inns & Hotels Management Inc.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G6647N108
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS James Jianzhang Liang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States of America

	5	SOLE VOTING POWER

NUMBER OF		62,500 ordinary shares issuable upon exercise of options held by Mr. Liang that are exercisable within 60 days of December 31, 2009.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,761,294 ordinary shares owned by Chung Lau, Mr. Liang’s wife. Mr. Liang may be deemed to share the voting power with respect to these shares. (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		62,500 ordinary shares issuable upon exercise of options held by Mr. Liang that are exercisable within 60 days of December 31, 2009.

WITH:	8	SHARED DISPOSITIVE POWER

2,761,294 ordinary shares owned by Chung Lau. Mr. Liang may be deemed to share the dispositive power with respect to these shares. (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,823,794 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Chung Lau

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

	5	SOLE VOTING POWER

NUMBER OF		2,761,294 ordinary shares, which consist of (i) 2,561,294 ordinary shares and (ii) 200,000 ordinary shares represented by American depositary shares (“ADSs”).

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,761,294 ordinary shares, which consist of (i) 2,561,294 ordinary shares and (ii) 200,000 ordinary shares represented by ADSs.

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,761,294 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

ITEM 1(a).	NAME OF ISSUER:
Home Inns & Hotels Management Inc.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
No. 124 Caobao Road, Xuhui District
Shanghai 200235
The People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:
James Jianzhang Liang
Chung Lau

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
James Jianzhang Liang
Ctrip.com International, Ltd.
99 Fu Quan Road
Shanghai 200335
The People’s Republic of China
Chung Lau
c/o James Jianzhang Liang
Ctrip.com International, Ltd.
99 Fu Quan Road
Shanghai 200335
The People’s Republic of China

ITEM 2(c)	CITIZENSHIP:
James Jianzhang Liang — the United States of America
Chung Lau — Hong Kong.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:
G6647N108

ITEM 3.	Not applicable

ITEM 4.	OWNERSHIP:
The following information with respect to the ownership of the ordinary shares of Home Inns & Hotels Management Inc. (the “Ordinary Shares”) is provided as of December 31, 2009:

			Sole	Shared	Sole	Shared
			power to	power to	power to	power to
	Amount		vote or	vote or to	dispose or to	dispose or to
	beneficially	Percent	direct	direct	direct the	direct the
Reporting Person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:
James Jianzhang Liang	2,823,794	3.5%	62,500	2,761,294	62,500	2,761,294
Chung Lau	2,761,294	3.4%	2,761,294	0	2,761,294	0
Chung Lau is the owner of 2,761,294 Ordinary Shares, which consist of (i) 2,561,294 Ordinary Shares and (ii) 200,000 Ordinary Shares represented by ADSs. James Jianzhang Liang does not directly hold any Ordinary Shares and has right to acquire 62,500 Ordinary Shares upon exercise of options within 60 days after December 31, 2009. James Jianzhang Liang and Chung Lau are husband and wife. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, James Jianzhang Liang may be deemed to share beneficial ownership of the 2,761,294 Ordinary Shares owned by Chung Lau. James Jianzhang Liang expressly disclaims such beneficial ownership of the 2,761,294 Ordinary Shares owned by Chung Lau.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROLLING PERSON:
Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable

ITEM 10.	CERTIFICATIONS:
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 27, 2010

James Jianzhang Liang	/s/ James Jianzhang Liang
James Jianzhang Liang

Chung Lau	/s/ Chung Lau
Chung Lau

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement